Exhibit 99.1

August 20, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Partially Consolidated Subsidiary, Atrium

European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited, a partially-consolidated subsidiary of Gazit-Globe Ltd. (in which it holds approximately 34.6% ownership), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the second quarter of 2012, as published on August 17, 2012.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Leader in Shopping Centres in Central and Eastern Europe

Interim Financial Report

30 June 2012

Our Vision & Strategy

Atrium’s vision is to become the leading owner, operator and developer of food anchored shopping centres in Central & Eastern Europe.

Our portfolio will be weighted towards income generating shopping centres in our core markets producing long term stable cash flows. Organic growth will be delivered by pro-active hands-on asset management, ensuring we uphold our “retail is detail” approach. Further growth will be achieved through the acquisition of high quality assets in our core countries and through a selected number of development projects, either of new shopping centres or extensions of existing properties. Our balance sheet will be efficient and conservatively managed with modest leverage.

Our Profile

Atrium owns a €2.1 billion portfolio of 155 primarily food anchored retail properties and shopping centres which produced €172 million of annual rental income in 2011 from 1.2 million sqm of gross lettable area. These properties, which are located predominantly in Poland, the Czech Republic, Slovakia and Russia, are managed by Atrium’s internal team of retail real estate professionals. In addition, Atrium owns a €567 million development and land portfolio offering long term future value potential.

Atrium is based in Jersey, Channel Islands and is dual listed on the Vienna and Euronext Amsterdam Stock Exchanges under the ticker ATRS.

Our Objectives for 2012

•	Maintain the momentum of 2011 and continue to deliver strong operational performance

•	Strengthen our relationship with key tenants by leveraging the size and diversity of our portfolio

•	Supplement organic growth through acquisitions

•	Monetize the land bank through selective developments and extensions

•	Continue to improve our capital structure and position ourselves to achieve an investment grade credit rating

•	Build the Atrium brand

Key Performance Indicators

Key performance indicators (€’000)	6M 2012	6M 2011	Change %	2Q 2012	2Q 2011	FY 2011
Gross rental income	96,157	85,097	13.0%	47,578	42,830	172,173
Like-for-like gross rental income	80,779	76,501	5.6%	39,920	37,615	152,534
Net rental income	91,737	78,041	17.5%	46,486	39,502	154,870
Like-for-like net rental income	76,315	71,335	7.0%	38,560	36,003	138,112
Operating margin	95.4%	91.7%	3.7%	97.7%	92.2%	90.0%
EBITDA* excluding the valuation result	76,447	55,841	36.9%	38,484	30,297	144,231
Adjusted EPRA Earnings	63,405	51,288	23.6%	31,287	29,158	102,688
Revaluation of standing investments	56,996	69,056	(17.5%)	50,290	67,711	128,706
Revaluation of developments and land	(24,018)	(10,232)	(134.7%)	(21,049)	(8,115)	(51,385)
Profit before taxation	90,919	113,722	(20.1%)	41,731	87,340	169,697
Profit after taxation	76,704	100,690	(23.8%)	30,720	77,198	143,246
Net cash generated from operating activities	67,878	60,282	12.6%	36,330	34,354	101,401
Earnings per share in €	0.21	0.24	(12.5%)	0.09	0.20	0.39
EPRA Earnings per share in €	0.15	0.11	36.4%	0.03	0.06	0.14
Adjusted EPRA Earnings per share in €	0.17	0.14	21.4%	0.08	0.08	0.28

*	EBITDA—Earnings before financial results, taxes, depreciation and amortisation.

Balance Sheet (€’000)	30/6/2012	31/12/2011	Change %
Standing investments at fair value	2,147,455	2,077,246	3.4%
Developments and land at fair value	567,480	587,351	(3.4%)
Cash and cash equivalents	229,435	234,924	(2.3%)
Borrowings	555,603	567,992	(2.2%)
LTV (gross)	20.5%	21.3%	(0.8%)
IFRS NAV per share in €	6.19	6.11	1.3%
EPRA NAV per share in €	6.48	6.36	1.9%

Interim Financial Report 30 June 2012    3

Contents

Key Performance Indicators	3

Statements Regarding Forward Looking Information	4

Group Management Report	5

Business Review	5

Operating Activities	7

Development Activities	9

EPRA Results	10

Statement in Accordance with § 87 of the Austrian Stock Exchange Act (BörseG)	12

Interim Financial Statements	13

Condensed Consolidated Interim Financial Statements	13

Notes to the Condensed Consolidated Interim Financial Statements	16

Independent Review Report	21

Directors, Executives and Professional Advisors	23

Statement Regarding Forward Looking Information

This Interim Financial Report includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case their negative or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this Interim Financial Report and include statements regarding the intentions, beliefs or current expectations of Atrium European Real Estate Limited (“Atrium”) and its subsidiaries (together with Atrium, the “Group”). By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance.

You should assume that the information appearing in this Interim Financial Report is up to date only as of the date of this Interim Financial Report. The business, financial condition, results of operations and prospects of Atrium or the Group may change. Except as required by law, Atrium and the Group do not undertake any obligation to update any forward looking statements, even though the situation of Atrium or the Group may change in the future.

All of the information presented in this Interim Financial Report, and particularly the forward looking statements, are qualified by these cautionary statements.

You should read this Interim Financial Report and the documents available for inspection completely and with the understanding that actual future results of Atrium or the Group may be materially different from what Atrium or the Group expects.

Group Management Report

Business Review

Strong operational performance supported by good progress in implementation of growth strategy

We enjoyed a generally stable operating environment throughout the first half year and, against a continued backdrop of economic uncertainty Atrium performed well, posting a 36.9% increase in EBITDA (excluding the valuation result). Significantly, we increased gross, net and like-for-like rental income in all our countries of operation (with the exception of a modest 1.7% dip in like-for-like net rental income at our single asset in Romania) leading to 13.0% growth in gross rental income and 7.0% growth in like-for-like net rental income for the overall portfolio. These results were driven primarily by the impact of our 2011 acquisitions and a strong performance in Russia.

In January 2012, we acquired from our venture partner the outstanding 23% stake we did not already own in group subsidiaries in Russia for a total consideration, including transaction costs, of €9.0 million.

The continued paucity of acquisition finance and the ongoing unwillingness of owners of prime assets to sell in the current economic environment has meant that the investment markets in our regions remained very constrained. As a result, opportunities to make acquisitions of our target prime income producing shopping centres in the capital and tier one regional cities of our core markets have been scarce.

In June 2012, we did however make progress on a number of significant and value accretive initiatives including the acquisition from cinema operator Russian Cinema Holdings (“RCH”) of its holding in three of our shopping centres in Russia and the signing of the hypermarket anchor, a leading international food retailer, and other tenants for our major new Atrium Felicity development project in Lublin, Poland.

The transactions with RCH involve us acquiring premises in our shopping centres in Russia at Volgograd, Togliatti and Yekaterinburg. RCH was the co-owner and local operator of the cinemas in those three shopping centres. We have now contracted to acquire both the premises and the associated land for a total consideration of €9.3 million, thus allowing us to gain increased ownership of the centres. Definitive sale and purchase agreements were signed for the Volgograd and Togliatti centres during the first half and, subsequently at Yekaterinburg post the period end. RCH will also sign new lease agreements whereby they will remain a tenant of the Group and it is anticipated that the transactions will complete during the remainder of the year.

In Lublin, we finalised in late June the forward sale of the 19,700 sqm hypermarket premises to a major international food retailer. The premises are partially completed to date and the delivery to the hypermarket operator is expected in mid 2013. Along with this successful transaction, the pre-lease of the 55,000 sqm Gross Leasable Area (“GLA”) shopping centre is in progress and the project has achieved a 52% pre-lease rate. Subsequent to the period end we also completed a tender process and signed agreements with a recognised international general contractor for the construction works. Work is expected to start in the third quarter with an opening of the centre targeted for late 2013.

Also subsequent to the end of the half year, we completed the acquisition of the 38,000 sqm land plot adjacent to our Atrium Copernicus shopping centre in Toruń, Poland which we announced last year. With this complete we can progress our plans to extend the centre.

On 9 February 2012, we were pleased to receive the “Investor of the Year” award at the 2011 Europa Property CEE Retail Awards for the second year running. This was followed up by us being awarded the Central and Eastern European Real Estate Quality Awards (in cooperation with the Financial Times) “Investor of the Year” award on 17 April 2012. These awards provide further proof and recognition of the considerable progress Atrium has made over the last three years in the Central and Eastern European region. In May 2012, we were pleased to launch our new corporate website, offering investors and customers greater access to information on the Group and its assets.

Profitability and balance sheet remain strong

The Group’s overall performance in the first half led to a very strong 36.9% increase in EBITDA (excluding the valuation result) to €76.4 million (2011: €55.8 million), contributing to a profit before tax of €90.9 million for the period. Operating margins beat management expectations and increased by 3.7% to 95.4%, while net cash generated from operating activities increased 12.6% to €67.9 million. Adjusted EPRA earnings per share grew 21.4% from €0.14 to €0.17 per share.

IFRS and EPRA Net Asset Value per share at 30 June 2012 increased to €6.19 and €6.48 per share, respectively, compared to €6.11 and €6.36 per share at 31 December 2011. The increase in our net asset values arising from earnings generated during the period were partially offset by dividend payments and the impact of the acquisition of the 23% non-controlling interest referred to earlier.

Our focus on active asset management and continually improving the overall quality of the portfolio, together with the relative stability of the Group’s core markets are also reflected in the revaluations for the period. In aggregate the portfolio increased in value by €57.0 million or 2.7% to €2,147 million. Significantly, positive revaluations were evident across all four of our key markets of Poland, the Czech Republic, Slovakia and Russia. The increase was led by a €19.6 million improvement in the valuation of our Promenada centre in Warsaw and reflects both the benefits of our active asset management programme since acquiring the shopping centre in May 2011 and a slight yield compression evident on prime Warsaw based assets.

Interim Financial Report 30 June 2012    5

Group Management Report

In April 2012, we completed the early repayment of two loans totalling €10.6 million from EUROHYPO AG bank, which were due to mature in October 2012. We then made further progress in reducing our more expensive debt when on 31 May 2012, we launched a tender offer for our €32,050,000 Tranche A 6% Fixed Rate Notes and €67,950,000 Tranche B Floating Rate Notes due 2013. The offer closed on 28 June 2012 with €13.9 million of the Fixed Rate Notes and €36.7 million of the Floating Rate Notes being tendered, leaving the Group holding €60.7 million of the €100 million aggregate amount of the notes (including the €10 million previously held by Atrium). These actions will be mildly accretive to earnings over the next 12 months.

In April 2012, Standard & Poor’s reiterated Atrium’s BB+ corporate credit rating and stable outlook. Subsequently in June, Fitch Ratings also reiterated its BB+ long term issuer default rating and positive outlook.

Dividend

In November 2011, the Board of Atrium announced a change in the dividend policy representing an increase from €0.14 to €0.17 per ordinary share (subject to any legal regulatory requirements and restrictions of commercial viability), to be declared and paid quarterly. We applied this increase in respect of the first and second payments of €0.0425 dividend per share on 30 March 2012 and 29 June 2012. The third dividend payment for the year will be made as a capital repayment on 28 September 2012 to shareholders on the register on 21 September 2012. The dividend remains well covered by earnings.

Our markets

Economic growth within Central and Eastern Europe slowed down during the second quarter compared to the first, partially reflecting the continuation of the Eurozone debt crisis which intensified during the period and began to envelop the larger peripheral countries of the Euro Area. To what degree this crisis will impact our countries of operation is hard to predict, but in July the IMF responded by leaving its 2012 GDP growth forecasts for Central and Eastern Europe and for Russia unchanged at 1.9% and 4.0% respectively, whilst lowering its outlook for both in 2013 by 0.1% to growth of 2.8% and 3.9% respectively. By comparison, at the same time the IMF also maintained its negative 0.3% growth estimate for the Euro Area as a whole in 2012 while reducing its 2013 projection by 0.2% to 0.7%. Once again this demonstrates that our region’s average GDP growth forecast remains well above that of Western Europe and highlights the growth opportunity our region affords.

The Group’s key markets of Poland, the Czech Republic and Slovakia remain the most stable economies in the region and Russia continues to grow strongly. While not immune to the Euro crisis, Poland and Russia are, as usual, relatively resilient due to their robust domestic demand. According to the recent A.T. Kearney Global Retail report, Russia remains a key destination for international retailers, ranking 26th in the 2012 Global Retail Development Index. Furthermore, the report notes that Poland, the Czech Republic and Hungary have become mature markets as consumer spending within these countries has expanded significantly and the retail landscape, as well as competition among retailers, have become more sophisticated.

As mentioned above, transaction volumes in the investment market remain depressed and according to a recent report by CBRE, are down 60% compared to the first half of 2011 at just €2.1 billion overall. Russia and Poland remained the most popular with the latter accounting for €854 million of the total.

Outlook

Our market leading results for the first half of 2012 are a further demonstration of the progress we continue to make in achieving our aim of building Atrium into a company that is able to produce strong and sustainable levels of rental income and cash flow. While our first half year performance continues to underpin our confidence in our ability to create value, we cannot ignore the impact, potential or actual, of the ongoing issues in the Eurozone on the economies in which we operate. We remain committed to our strategy of growth through the hands-on portfolio and asset management of our existing portfolio and a combination of selective acquisitions and developments, but against the current uncertain macro-economic backdrop, we will continue to exercise caution when investing shareholders’ funds.

GDP growth and forecasts for our region remain above the averages for the Euro Area. This, together with the rising number of middle class consumers in Central and Eastern Europe, supports our strategy of focusing on supermarket anchored real estate that meets consumers’ everyday needs and gives us confidence in our future performance. The continued steady expansion of international and strong domestic retail brands in the key cities of our core markets provides us with further encouragement, especially since the current low supply of suitable new retail stock makes space in successful retail assets all the more desirable.

As mentioned previously, the supply of attractive properties available for acquisition, either on or off-market, remains constrained, with transaction volumes being further depressed by the limited financing that is available. However, we believe our strong cash position and low leverage give us a competitive advantage when assets we do want to acquire become available.

We are looking forward to getting construction underway at our Atrium Felicity development in Lublin, Poland, later this year and expect the second half of 2012 to continue in much the same way as during the first half. We remain confident that we can continue to deliver market leading results and believe we are making good progress towards achieving our aim of becoming the market leading owner, manager and developer of food anchored shopping centres in Central and Eastern Europe.

Group Management Report

Operating Activities

During the first six months of 2012, Atrium’s 155 standing investment properties produced growth in gross, net and like-for-like rental income in all of our seven countries of operation (with the exception of a modest 1.7% dip in like-for-like net rental income at our single asset in Romania), as detailed below:

	Gross rental income			Net rental income
Country	6M 2012 €’000	6M 2011 €’000	Change %	6M 2012 €’000	6M 2011 €’000	Change %
Poland	36,950	29,728	24.3%	37,242	29,129	27.9%
Czech Republic	19,185	13,097	46.5%	17,611	11,187	57.4%
Slovakia	5,674	5,458	4.0%	5,589	5,322	5.0%
Russia	25,887	22,578	14.7%	24,008	20,520	17.0%
Hungary	4,314	4,087	5.6%	3,752	3,607	4.0%
Romania	3,616	3,466	4.3%	3,288	3,287	0.0%
Latvia	531	479	10.9%	247	226	9.3%
Subtotal	96,157	78,893	21.9%	91,737	73,278	25.2%
Turkey*	—	6,204	(100.0%)	—	4,763	(100.0%)
Total	96,157	85,097	13.0%	91,737	78,041	17.5%

*	Divested in July 2011.

	Like-for-like gross rental income			Like-for-like net rental income
	6M 2012	6M 2011	Change	6M 2012	6M 2011	Change
Country	€’000	€’000*	%	€’000	€’000*	%
Poland	28,117	27,456	2.4%	28,476	27,084	5.1%
Czech Republic	12,794	12,715	0.6%	11,259	10,870	3.6%
Slovakia	5,545	5,458	1.6%	5,463	5,322	2.6%
Russia	25,862	22,847	13.2%	23,830	20,762	14.8%
Hungary	4,314	4,080	5.7%	3,752	3,730	0.6%
Romania	3,616	3,466	4.3%	3,288	3,346	(1.7%)
Latvia	531	479	10.9%	247	221	11.8%
Like-for-like rental income	80,779	76,501	5.6%	76,315	71,335	7.0%
Remaining rental income	15,378	8,171	88.2%	15,422	6,664	131.4%
Total rental income	96,157	84,672	13.6%	91,737	77,999	17.6%

*	To enhance comparability of GRI/NRI, prior period values for like-for-like properties have been recalculated using the 2012 exchange rates.

Gross rental income (“GRI”) for the six months grew 13.0% over the same period last year to €96.2 million. This increase was primarily driven by the progress made in implementing Atrium’s strategy of growth by acquisition during 2011. 24.3% and 46.5% uplifts were reported in Poland and the Czech Republic due principally to the acquisitions of the Promenada, Molo and Palac Flóra shopping centres last year. In Russia, the results of our asset restructuring efforts have generated higher turnover based rents and a continued reduction in the level of temporary discounts previously granted to tenants which, together with rental indexation, have all contributed to a 14.7% rise in GRI. The restructuring of certain of our Russian centres continues and demonstrates the appetite of international retailers for space at the best centres. In Slovakia the 4.0% increase in GRI was assisted by the opening of the 1,100 sqm extension to the Optima centre in Kosice and an uplift from rental indexation. GRI growth in Hungary and Latvia is principally due to higher occupancies, whilst in Romania the growth results from rental indexation. The GRI result also takes into account the income lost through the July 2011 sale of Trabzon in Turkey, without which the overall improvement increases to 21.9%.

Net rental income (“NRI”) followed a similar pattern and increased 17.5% to €91.7 million, which together with ongoing efficiency improvements and lower ground lease payments allowed the Group to boost NRI in Poland and the Czech Republic by 27.9% and 57.4% respectively.

On a like-for-like basis, growth in both gross and net rental income (up 5.6% to €80.8 million and 7.0% to €76.3 million, respectively) was predominantly driven by the strong performance in Russia which delivered 13.2% growth in gross and 14.8% growth in net rental income. Of particular significance is the fact that despite macroeconomic headwinds, all countries delivered growth in gross like-for-like rental income and on a net basis only Romania suffered a slight decline, once again proving the stability of the portfolio’s income generating capacity.

Interim Financial Report 30 June 2012    7

Group Management Report

Operating margins increased by 3.7% to 95.4%, an excellent result and ahead of our expectations for the full year. The first half year margin benefitted from the additional turnover based rents and ground lease provision write-backs referred to above and we anticipate that the margin may moderate slightly in the coming quarters. Occupancy at 30 June 2012, as measured under the EPRA guidelines, increased slightly to a very healthy 97.7%

EBITDA, excluding the valuation result, increased by 36.9% to €76.4 million compared to the first half of last year (€55.8 million), primarily due to a €13.7 million increase in net rental income together with around €10 million lower legacy legal expenses and approximately €2 million lower other expenses, offset by €5 million of lower profits on disposal. Adjusted EPRA earnings also increased 23.6% to €63.4 million compared to €51.3 million in the first half of 2011.

		Gross lettable		Market
Standing investments	No. of	area	Portfolio	value	Portfolio	Revaluation
Country	properties	sqm	%	€’000%		€’000
Poland	20	377,400	30.8%	1,012,964	47.2%	24,146
Czech Republic	98	373,700	30.5%	442,003	20.6%	4,952
Slovakia	3	65,200	5.3%	144,380	6.7%	5,840
Russia	7	229,200	18.8%	372,543	17.4%	24,867
Hungary	25	104,500	8.5%	89,065	4.1%	(2,195)
Romania	1	53,300	4.4%	71,110	3.3%	(384)
Latvia	1	20,400	1.7%	15,390	0.7%	(230)
Total standing investments	155	1,223,700	100.0%	2,147,455	100.0%	56,996

	Net equivalent	Gross running	Net running
	yield* (weighted	yield	yield	EPRA
Standing investments	average)	(GRY)	(NRY)	Occupancy
Country	%	%	%	%
Poland	6.9%	7.4%	7.3%	97.9%
Czech Republic	8.0%	8.9%	7.9%	98.2%
Slovakia	7.7%	7.6%	7.6%	97.9%
Russia	12.3%	13.6%	11.6%	98.0%
Hungary	9.0%	9.5%	7.9%	95.2%
Romania	9.4%	10.1%	9.2%	97.8%
Latvia	13.0%	6.6%	2.1%	83.3%
Average	8.3%	9.0%	8.2%	97.7%

*	The net equivalent yield takes into account the current and the potential rental income, occupancy and lease expiry.

Reflecting the stability of the Group’s core markets, the market value of Atrium’s 155 standing investments increased from €2,077 million at year end 2011, to €2,147 million at 30 June 2012. This was attributable to a 2.7% or €57.0 million revaluation, €10 million of additions, €2.1 million of additional finance leases and €1.2 million due to currency translation differences given the strengthening in the Czech Crown. The additions include €3.3 million associated with the acquisition from RCH of premises in the Group’s Volgograd and Togliatti shopping centres in Russia.

Positive revaluations were evident across all four of our key markets of Poland, the Czech Republic, Slovakia and Russia. Poland increased in value by 2.4%, or €24.1 million, due to a combination of the recognition of the impact of our significant restructuring and value driving efforts at our Promenada shopping centre since its acquisition in May 2011 together with a slight yield compression on our Warsaw assets.

In Russia, the portfolio increased in value by some 7.3% or €24.9 million, primarily driven by revisions to the estimated rental values. This reflects the improving rental environment and the impact of our restructuring activities at our centres in Togliatti, Kazan and Yekaterinburg. Additionally the revaluation reflects the positive impact of the RCH transaction and some mild yield compression on our two Moscow assets.

The Czech Republic increase in value of €5.0 million primarily reflects the successful renegotiation and five year extension of six lease contracts totalling 62,000 sqm of GLA with Spar, the international food retailing chain, which were signed during the period. In Slovakia, the €5.8 million increase in value results from the completion of the 1,100 sqm extension to our Optima Kosice shopping centre.

Group Management Report

Across the portfolio, the total €57.0 million revaluation for the period reflects a €30.9 million increase due to the impact of business performance driving higher rents, occupancies and estimated rental values and a €26.1 million increment due to yield compression.

Development Activities

At 30 June 2012 Atrium’s development and land portfolio was valued at €567.5 million, and comprised 37 projects at all stages of development. In aggregate, 90% of the portfolio by value, and 82% by size, is concentrated in Poland, Russia and Turkey. We believe that this portfolio has significant long term future value creation potential and will continue to actively manage these projects.

		30/6/2012			31/12/2011
	Number of	Market value	Portfolio	Size of land	Market value
Country	projects	€’000%		(hectares)	€’000
Poland	15	138,178	24.4%	64	142,259
Russia	12	162,960	28.7%	155	178,792
Turkey	4	209,376	36.9%	44	209,376
Others	6	56,966	10.0%	57	56,924
Total	37	567,480	100.0%	320	587,351

We have identified ten priority projects with a building permit for which the required administrative decisions might be obtained in the relatively near term. These developments are primarily focused in Poland and Russia and include a number of lower risk extensions to existing assets. In each case, initial feasibility studies have been completed and the Board has given preliminary “green light” approval to invest and to take the project to the next stage of readiness prior to definitive commitment. Such additional investment may include, for instance, costs associated with amending building permits and confirming interest from potential tenants by securing pre-leasing agreements. Indicatively, in the event that all ten projects (and no others) progressed to full development, we estimate total net incremental development spend in the region of approximately €200 million over the next three to four years.

Within these ten priority projects, three are either under development or have anticipated construction start dates in 2012. These developments are all in Poland and include the 75,000 sqm GLA Atrium Felicity shopping centre in Lublin, the 6,450 sqm GLA Phase II of Atrium Galeria Mosty in Plock and the 5,000 sqm GLA stand-alone box pre-leased to Media Markt in Gdynia. The later two projects are anticipated to complete during the remainder of the year. The total market value of these developments at 30 June 2012 was €51.5 million and the incremental costs to completion are now assessed at approximately €70 million. The remaining seven priority projects are all extensions to existing income producing assets; four are located in Poland and three in Russia.

In Lublin, Atrium finalized the forward sale of the 19,700 sqm hypermarket premises to a major international food retailer in late June 2012. The premises are partially completed to date and the delivery to the hypermarket operator is expected in mid 2013. Along with this successful transaction, the pre-lease of the 55,000 sqm GLA shopping centre is in progress and the project has achieved a 52% pre-lease rate. During July 2012 we also completed a tender process and signed agreements with a recognised international general contractor for the construction works. Work is expected to start in the third quarter with an opening of the centre targeted for late 2013. Total net incremental costs to complete are approximately €66 million.

In Toruń, we finalized in early July 2012 the acquisition of the 38,000 sqm land plot adjacent to our successful existing Atrium Copernicus shopping centre. With this complete we can progress our plans to extend the centre.

Interim Financial Report 30 June 2012    9

Group Management Report

EPRA Results

EPRA Earnings

EPRA Earnings are calculated in accordance with the latest Best Practice Recommendations of the European Public Real Estate Association (“EPRA”).

	1/1/2012 - 30/6/2012 €’000	1/1/2011 - 30/6/2011 €’000
Earnings attributable to equity holders of the parent company	79,238	90,306

Revaluation of investment property	(32,978)	(58,825)
Net results on acquisitions and disposals	(355)	(5,236)
Tax on profits or losses on disposals	—	—
Goodwill impairment and amortisation of intangible assets	379	273
Changes in fair value of financial instruments and associated close-out costs	—	(315)
Deferred tax in respect of EPRA adjustments	11,465	10,951
Non controlling interest in respect of the above adjustments	(2,193)	3,229
EPRA Earnings	55,556	40,383
Weighted average number of shares (in shares)	372,945,659	372,802,818
EPRA Earnings per share (in €)	0.15	0.11

Company adjustments:*
Result on bond buy backs	1,519	(940)
Legal fees related to legacy legal disputes	968	10,855
Foreign exchange differences	1,750	(12,578)
Deferred tax not related to revaluation	2,309	(371)
Fair value adjustment to financial instruments	1,548	7,213
Non controlling interest in respect of the above company adjustments	(245)	6,726
Adjusted EPRA earnings	63,405	51,288
Adjusted EPRA Earnings per share (in €)	0.17	0.14

*	The “Company adjustments” represent adjustments of other non-recurring items which could distort Atrium’s operating results. Such non-recurring items are disclosed separately from the operating performance in order to provide stakeholders with the most relevant information regarding the performance of the underlying property portfolio

Group Management Report

EPRA Net asset value

	30/6/2012		31/12/2011
Net Asset Value (“NAV”)	€’000	in € per ordinary share	€’000	in € per ordinary share
Equity	2,303,338		2,264,543
Non controlling interest	5,438		15,283

IFRS NAV per the financial statements	2,308,776	6.19	2,279,826	6.11
Effect of exercise of options	15,663		16,065

Diluted NAV, after the exercise of options	2,324,439	6.14	2,295,891	6.07

Fair value of financial instruments	14,044		9,060
Goodwill as a result of deferred tax	(11,405)		(11,475)
Deferred tax in respect of investment properties	125,656		113,333

EPRA NAV	2,452,734	6.48	2,406,809	6.36

	30/6/2012		31/12/2011
EPRA Triple NAV (“NNNAV”)	€’000	in € per ordinary share	€’000	in € per ordinary share
EPRA NAV	2,452,734	6.48	2,406,809	6.36
Fair value of financial instruments	(14,044)		(9,060)
Impact of debt fair value	(11,417)		(5,764)
Deferred tax in respect of investment properties	(125,656)		(113,333)

EPRA NNNAV	2,301,617	6.08	2,278,652	6.02

Number of outstanding shares	373,010,527		372,892,253
Number of outstanding shares and options	378,367,700		378,264,424

Interim Financial Report 30 June 2012    11

Group Management Report

Statement in accordance with § 87 of the Austrian Stock Exchange Act (BörseG)

With respect to paragraph 87 of the Austrian Stock Exchange Act (§ 87 BörseG) the directors confirm that to the best of their knowledge the condensed consolidated interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group management report gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties for the remaining six months of the financial year and of the major related party transactions.

CHAIM KATZMAN Chairman of the Board	RACHEL LAVINE Director and CEO

DIPAK RASTOGI Director	JOSEPH AZRACK Director

PETER LINNEMAN Director	THOMAS WERNINK Director

AHARON SOFFER Director	NOAM BEN-OZER Director

ANDREW WIGNALL Director	SIMON RADFORD Director

Interim Financial Statements

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statement of Financial Position as at 30 June 2012

		30/6/2012		31/12/2011
		€’000	€’000	€’000	€’000
	Note	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Assets
Non current assets
Standing investments	4	2,147,455		2,077,246
Developments and land	5	567,480		587,351
Other non current assets		103,260		100,778
			2,818,195		2,765,375

Current assets
Cash and cash equivalents	6	229,435		234,924
Other current assets		41,314		40,402
			270,749		275,326

Total assets			3,088,944		3,040,701

Equity	7		2,303,338		2,264,543

Liabilities
Non current liabilities
Long term borrowings	8	489,120		542,662
Other non current liabilities		165,898		147,758
			655,018		690,420

Current liabilities
Short term borrowings	8	66,483		25,330
Other current liabilities		64,105		60,408
			130,588		85,738

Total equity and liabilities			3,088,944		3,040,701

The interim Group management report and the condensed consolidated interim financial statements were approved and authorised for issue by the Board of Directors during the course of their meeting on 16 August 2012 and were duly signed on the Board’s behalf by Chaim Katzman, Chairman and Rachel Lavine, Chief Executive Officer.

Interim Financial Report 30 June 2012    13

Interim Financial Statements

Condensed Consolidated Income Statement for the period ended 30 June 2012

		1/4/2012 - 30/6/2012		1/1/2012 - 30/6/2012		1/4/2011 - 30/6/2011		1/1/2011 - 30/6/2011
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income		47,578		96,157		42,830		85,097
Service charge income		18,679		37,162		16,870		35,030
Net property expenses		(19,771)		(41,582)		(20,198)		(42,086)
Net rental income			46,486		91,737		39,502		78,041

Net result on acquisitions and disposals		99		355		5,692		5,236
Costs connected with developments and land		(1,614)		(3,430)		(355)		(1,819)
Revaluation of investment properties		29,241		32,978		59,594		58,825
Other depreciation and amortisation		(421)		(792)		(340)		(774)
Net administrative expenses		(6,487)		(12,215)		(14,542)		(25,617)
Net operating profit			67,304		108,633		89,551		113,892

Net financial expenses	9	(25,573)		(17,714)		(2,211)		(170)
Profit before taxation			41,731		90,919		87,340		113,722

Taxation charge for the period	10	(11,011)		(14,215)		(10,142)		(13,032)

Profit after taxation for the period			30,720		76,704		77,198		100,690

Attributable to:
Equity holders of the parent		33,348		79,238		73,797		90,306
Non controlling interest		(2,628)		(2,534)		3,401		10,384
			30,720		76,704		77,198		100,690
Basic & diluted earnings per share in € attributable to shareholders*		0.09		0.21		0.20		0.24

*	Options under the employee share option plan have an anti-dilutive effect.

Condensed Consolidated Statement of Comprehensive Income

for the period ended 30 June 2012

	1/4/2012 - 30/6/2012		1/1/2012 - 30/6/2012		1/4/2011 - 30/6/2011		1/1/2011 - 30/6/2011
(Unaudited)	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Profit for the period	30,720		76,704		77,198		100,690
Exchange differences arising on translation of overseas operations	10,727		5,713		(3,181)		(11,993)

Movements in hedging reserves (net of deferred tax)	(2,305)		(4,037)		(1,500)		(1,500)
Deferred tax on items taken directly to equity	(127)		19		41		1,384
Total comprehensive income		39,015		78,399		72,558		88,581

Attributable to:
Equity holders of the parent	41,640		80,929		68,851		76,736
Non controlling interest	(2,625)		(2,530)		3,707		11,845
		39,015		78,399		72,558		88,581

Interim Financial Statements

Condensed Consolidated Cash Flow Statement for the period ended 30 June 2012

	1/1/2012 - 30/6/2012	1/1/2011 - 30/6/2011
(Unaudited)	€’000	€’000
Cash flows from operating activities	67,878	60,282
Cash flows used in investing activities	(14,478)	(203,982)
Cash flows used in financing activities	(59,074)	(10,589)
Decrease in cash and cash equivalents	(5,674)	(154,289)
Cash and cash equivalents at the beginning of the period	234,924	373,524
Foreign exchange differences	185	(3,051)
Increase in cash and cash equivalents classified as assets held for sale	—	(6,512)
Cash and cash equivalents at the end of the period	229,435	209,672

Consolidated Statement of Changes in Equity for the period ended 30 June 2012

							Share-	Non
		Stated	Other	Hedging	Income	Currency	holder	controlling	Total
		capital	reserves	reserves	account	translation	interest	interest	equity
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543
Total comprehensive income		—	—	(4,037)	79,238	5,728	80,929	(2,530)	78,399
Transactions with owners
Share based payment		—	840	—	—	—	840	—	840
Issue of no par value shares		382	(59)	—	—	—	323	—	323
Dividends	7	(31,701)	—	—	—	—	(31,701)	—	(31,701)
Acquisition of non controlling interest	7	—	—	—	(21,441)	—	(21,441)	12,375	(9,066)
Balance as at 30 June 2012		2,867,799	4,352	(11,376)	(473,334)	(78,665)	2,308,776	(5,438)	2,303,338

Balance as at 1 January 2011		2,950,951	1,828	—	(676,401)	(92,637)	2,183,741	3,234	2,186,975
Total comprehensive income		—	—	(1,500)	90,306	(12,070)	76,736	11,845	88,581
Transactions with owners
Share based payment		—	1,044	—	—	—	1,044	—	1,044
Issue of no par value shares		264	(55)	—	—	—	209	—	209
Dividends	7	(26,097)	—	—	—	—	(26,097)	—	(26,097)
Balance as at 30 June 2011		2,925,118	2,817	(1,500)	(586,095)	(104,707)	2,235,633	15,079	2,250,712

Interim Financial Report 30 June 2012    15

Interim Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements for the period ending 30 June 2012

(Unaudited)

1. Reporting entity

Atrium European Real Estate Limited (“Atrium”) is a company incorporated and domiciled in Jersey. Its registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2. Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as endorsed by the EU.

The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with the consolidated annual financial statements of the Group as at and for the year ended 31 December 2011.

The annual consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU.

Basis of measurements

The financial statements are presented in thousands of Euros (“€’000”), rounded to the nearest thousand, unless stated otherwise.

Amendment to and interpretations of existing standards effective in the current period

The Group has adopted the following amended IFRS as of 1 January 2012:

•

IAS 12 (Amendments) Deferred Tax: Recovery of Underlying Assets. In December 2010 the IASB issued the Amendments to IAS 12 with an effective date of 1 January 2012. The amendment did not have a material impact on the Group’s financial statements.

New standards that are not yet effective and have been reviewed by the Group

The following standards have been published and are mandatory for the Group’s accounting periods beginning on 1 January 2013 and subsequent periods. The Group will adopt IFRS 10 and IFRS 11 on 1 January 2013.

In preparation for the adoption of these standards Atrium management has performed an analysis of the impact of both and have come to the following conclusions:

•

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation—Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity. The standard will not have a material impact on the Group’s financial statements.

•

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. The standard will not have a material impact on the Group’s financial statements.

Other new standards, amendments to and interpretations of existing standards that are not yet effective and have not already been adopted by the Group are currently being reviewed.

Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2011.

3. Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2011.

Non-controlling interest

Non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Interim Financial Statements

Non-controlling interests at initial recognition are measured at their proportionate interest in all the net assets of the subsidiary including recognised goodwill. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When an entity loses control of a subsidiary, any gain or loss is recognised in the income statement.

Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests that do not result in the loss of control are classified in the consolidated cash flow statement as cash flows from financing activities.

Developments and land

Developments and land comprise of capitalised development costs and land, except for the land on which standing investments are situated. The commencement of development with a plan or prior agreement to sale represents a change in use and accordingly the project is transferred from developments to inventories (under Other current assets). Inventory is measured at the lower of cost and net realisable value. The amount of any write-down of inventories to net realisable value and all losses associated with inventories shall be recognised as an expense in the income statement in the period the write-down or loss occurs. Developing for sale is not Atrium’s core business. At the completion of the transaction the carrying amount of the proceeds from sale less the inventory will be presented as net profit or loss in other income/(expenses).

4. Standing investments

The current portfolio of standing investments of the Group consists of 155 properties (31 December 2011: 155).

	30/6/2012	31/12/2011
	€’000	€’000
Balance as at 1 January	2,077,246	1,503,301
Movements—financial leases	2,128	19,630
Additions—new properties	—	413,574
Additions—technical improvements, extensions	9,882	17,886
Currency translation difference	1,203	(5,851)
Revaluation of standing investments	56,996	128,706
Balance as at the end of the period	2,147,455	2,077,246

On 13 June 2012, Atrium signed sale and purchase agreements with IKP Togliatti (Invest Kino Project “IKP”) and IKP-Volgograd, relating to premises in the Group’s shopping centres in Volgograd and Togliatti and a pre-sale agreement with IKP Yekaterinburg for premises in the Group’s shopping centre in Yekaterinburg, Russia. IKP Togliatti, IKP-Volgograd and IKP Yekaterinburg are subsidiaries of Russian Cinema Holdings (“RCH”) and were the co-owners and local operators of the cinemas in those three shopping centres. Atrium has contracted to acquire both the premises and the associated land. These transactions will allow Atrium to gain increased ownership of the buildings and land for a total consideration of €9.3 million. RCH will also sign new lease agreements whereby they will remain a tenant of the Group. As of the period end at 30 June 2012, the Group has concluded that it has acquired the majority of the rights and benefits of ownership of the Volgograd and Togliatti premises and not yet for the Yekaterinburg premises. Accordingly, €3.3 million was recorded within the additions for the period relating to Volgograd and Togliatti.

5. Developments and land

The current portfolio of developments and land of the Group consists of 37 projects (31 December 2011: 37).

	30/6/2012	31/12/2011
	€’000	€’000
Balance as at 1 January	587,351	634,616
Movements—financial leases	(1,893)	10,549
Additions—cost of land and construction	7,197	19,724
Transfer to other current assets	(1,745)	—
Disposals	(214)	(28,799)
Interest capitalised	802	2,628
Currency translation difference	—	18
Revaluation of developments and land	(24,018)	(51,385)
Balance as at the end of the period	567,480	587,351

6. Cash and cash equivalents

As at 30 June 2012, the Group held cash in total amount of €229.4 million (2011: €234.9 million). The Group holds cash of €22.3 million (2011: €21.4 million) as backing for guarantees and/or other restricted cash issued by various banks on the Group’s behalf.

7. Equity

As at 30 June 2012, the total number of ordinary shares issued was 373,010,527 (2011: 372,892,253 shares).

During the six month period ended 30 June 2012, Atrium paid a dividend of €0.085 (6M 2011: €0.07) per ordinary share, which amounted to a total of €31.7 million (6M 2011: €26.1 million).

In January 2012, Atrium signed a share purchase agreement to acquire the 23% of the shares in the company MD TIME HOLDING LIMITED it did not already hold. Total consideration paid and transaction costs amounted to €9.0 million. Accordingly, as there is no longer any non-controlling interest (“NCI”), the negative historic NCI balance of €12.4 million was eliminated. The change in the parent’s ownership interest in the respective subsidiary is accounted for directly in equity and the impact was a decrease of €21.4 million.

Interim Financial Report 30 June 2012    17

Interim Financial Statements

8. Borrowings

	30/6/2012	31/12/2011
	Net book	Net book
	value	value
	€’000	€’000
Bonds	243,580	242,826
Loans	302,567	315,934
Other	9,456	9,232
Total	555,603	567,992

The borrowings are repayable as follows:

	30/6/2012 Net book value €’000	31/12/2011 Net book value €’000
Due within one year	66,483	25,330
In second year	75,649	126,277
In third to fifth years inclusive	221,271	191,006
After five years	192,200	225,379
Total	555,603	567,992

In April 2012, Atrium completed the early repayment of two loans totalling €10.6 million from EUROHYPO AG bank including €0.2 million costs connected with these early repayments. The loans were originally scheduled to mature in October 2012.

On 29 June 2012, Atrium announced €50.6 million nominal value of acceptances of its 2003 bond buy back tender offer. The offer closed on 28 June 2012 and settlement took place on 3 July 2012, with the payable disclosed as short term borrowings as at 30 June 2012. The net loss resulting from the bond buy back was €1.5 million.

9. Net financial expenses

	1/1/2012-	1/1/2011-
	30/6/2012	30/6/2011
	€’000	€’000
Interest income	1,955	3,345
Interest expense	(12,050)	(9,121)
Foreign currency differences	(1,750)	12,578
Net profit/(loss) from bond buy back	(1,519)	940
Impairment of financial instruments	(1,548)	(7,213)
Other financial expenses	(2,802)	(699)
Total net financial expenses	(17,714)	(170)

10. Tax

	1/1/2012-	1/1/2011-
	30/6/2012	30/6/2011
	€’000	€’000
Current period income tax expense	(441)	(2,452)
Deferred tax charge	(13,774)	(11,278)
Tax adjustment of previous years	—	698
Total taxation charge	(14,215)	(13,032)

Interim Financial Statements

11. Segment reporting

Reportable segments

For the period ended 30 June 2012	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	96,157	—	—	96,157
Service charge income	37,162	—	—	37,162
Net property expenses	(41,582)	—	—	(41,582)
Net rental income	91,737	—	—	91,737

Net result on acquisitions and disposals	—	355	—	355
Costs connected with developments and land	—	(3,430)	—	(3,430)
Revaluation of investment properties	56,996	(24,018)	—	32,978
Other depreciation and amortisation	(554)	—	(238)	(792)
Net administrative expenses	(4,911)	(319)	(6,985)	(12,215)
Net operating profit/(loss)	143,268	(27,412)	(7,223)	108,633

Net financial income/(expense)	(13,839)	(4,678)	803	(17,714)

Profit/(loss) before taxation	129,429	(32,090)	(6,420)	90,919

Taxation charge for the period	(13,836)	(74)	(305)	(14,215)

Profit/(loss) after taxation for the period	115,593	(32,164)	(6,725)	76,704

Investment properties	2,147,455	567,480	—	2,714,935
Segment assets	2,233,143	616,399	239,402	3,088,944
Segment liabilities	667,627	109,032	8,047	785,606

For the period ended 30 June 2011	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	85,097	—	—	85,097
Service charge income	35,030	—	—	35,030
Net property expenses	(42,086)	—	—	(42,086)
Net rental income	78,041	—	—	78,041

Net result on acquisitions and disposals	—	5,236	—	5,236
Costs connected with developments and land	—	(1,819)	—	(1,819)
Revaluation of investment properties	69,057	(10,232)	—	58,825
Other depreciation and amortisation	(347)	—	(427)	(774)
Net administrative expenses	(8,857)	(618)	(16,142)	(25,617)
Net operating profit/(loss)	137,894	(7,433)	(16,569)	113,892

Net financial income/(expense)	(3,844)	9,415	(5,741)	(170)

Profit/(loss) before taxation	134,050	1,982	(22,310)	113,722

Taxation credit/(charge) for the period	(13,943)	1,069	(158)	(13,032)

Profit/(loss) after taxation for the period	120,107	3,051	(22,468)	100,690

Investment properties	1,771,244	614,672	—	2,385,916
Segment assets	1,972,131	727,069	244,192	2,943,392
Segment liabilities	526,287	153,312	13,081	692,680

Interim Financial Report 30 June 2012    19

Interim Financial Statements

12. Investment in group undertakings

During the first six months of 2012:

•	Atrium acquired the 23% of the shares in the company MD TIME HOLDING LIMITED it did not already hold and now owns 100% of this entity and its subsidiaries, as disclosed in note 7.

•	MD CE Holding Limited, a 100% owned subsidiary of Atrium, purchased 20% of the shares in the company MD REAL ESTATE MANAGEMENT LTD and now owns 100% of this entity and its subsidiary.

•

Atrium established ten companies in the Czech Republic in order to facilitate efficient portfolio management initiatives: Atrium Alfa Czech Republic s.r.o., Atrium Pardubice Czech Republic s.r.o., Atrium Černého Czech Republic s.r.o., Atrium Beta Czech Republic s.r.o., Atrium Gamma Czech Republic s.r.o., Atrium Kappa Czech Republic s.r.o., Atrium Ostrava Czech Republic s.r.o., Atrium Zlín Czech Republic s.r.o., Atrium Delta Czech Republic s.r.o., and Atrium Lambda Czech Republic s.r.o.

13. Transactions with related parties

During the six month period ended 30 June 2012, Gazit-Globe Ltd (“Gazit-Globe”) raised its stake in Atrium to 127,708,715 shares (2011: 117,862,332 shares) representing approximately 34.2% (2011: 31.6%) of Atrium’s total shares as at 30 June 2012.

Chaim Katzman, Director and Chairman of the Board of Directors together with his family held 255,000 shares (2011: 240,000 shares) in Atrium as at 30 June 2012. In total, Mr. Katzman and his family, through his holdings in Norstar Holdings Inc and Gazit-Globe held indirectly 35,365,232 of Atrium’s shares (2011: 32,645,097 shares), as at 30 June 2012. Together, these direct and indirect holdings represented approximately 9.5% of Atrium’s total shares as at 30 June 2012.

Aharon Soffer, Director, through his holding of Gazit-Globe shares, held indirectly 5,305 of Atrium’s shares (2011: 4,521shares), as at 30 June 2012. This indirect holding represents approximately 0.001% (2011: 0.001%) of Atrium’s total shares as at 30 June 2012.

During the six month period ended 30 June 2012, 55,000 options were exercised, 100,000 options were granted and 59,998 options were returned to the option pool, out of the 5,372,171 outstanding options as at 31 December 2011. The total number of the outstanding options was 5,357,173 as at 30 June 2012.

In March 2012, the Remuneration Committee approved employee annual bonus payments for 2011. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of €729,167 which was settled partially by the guaranteed payment of €375,000 in cash and partially via the issuance of 63,274 shares at €3.63 per share, net of tax. The new shares were issued on 5 April 2012 and are subject to a lock-up period through to 31 July 2013.

14. Contingencies

There were no significant changes in the contingencies of the Group to those reported in note 2.41 of the Annual Financial Report 2011.

Atrium is involved in certain claims submitted by holders of Austrian Depositary Receipts alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 30 June 2012 the value of the claims and proceedings to which Atrium is a party in this regard was less than €10 million for which no provision has been made. Atrium rejects the claims. Up to the date of authorisation of this Interim Financial Report, the aggregate amount of such claims is not expected to have increased to an extent that is material to the interim financial statements.

The continuing uncertainty in the global markets, especially the Eurozone and real estate markets, as well as the limited amount of publicly available up-to-date data and research relating to the real estate markets in the countries in which the Group invests, could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not presently able to assess, with accuracy, the extent of any such changes.

15. Subsequent events

In July 2012 Atrium signed definitive contracts with a general contractor for the construction of its new development project in Lublin, Poland. Total net incremental costs to complete the project are approximately €66 million. Also in July 2012, Atrium signed a sale and purchase agreement with IKP Yekaterinburg for premises in the Group’s shopping centre in Yekaterinburg, Russia for the consideration of €6.0 million. Atrium has contracted to acquire both the premises and the associated land.

In Toruń, we finalized in July 2012 the acquisition of the 38,000 sqm land plot adjacent to our successful existing Atrium Copernicus shopping centre. With this complete, we can progress with our plans to extend the centre.

Independent Review Report to Atrium European Real Estate Limited

Introduction

We have been engaged by Atrium European Real Estate Limited (“Atrium”) to review the condensed consolidated set of financial statements in the interim financial report for the six months ended 30 June 2012 which comprises the condensed consolidated statement of financial position, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated cash flow statement, the consolidated statement of changes in equity, and the related explanatory notes.

We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to Atrium in accordance with the terms of our engagement. Our review has been undertaken so that we might state to Atrium those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Atrium for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors.

As disclosed in note 2, the annual consolidated financial statements of Atrium are prepared in accordance with International Financial Reporting Standards as endorsed by the EU. The condensed consolidated set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 “Interim Financial Reporting” as endorsed by the EU.

Our responsibility

Our responsibility is to express to Atrium a conclusion on the condensed consolidated set of financial statements in the interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the six months ended 30 June 2012 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as endorsed by the EU.

Statement on the Group management report for the 6 month period ended 30 June 2012 and on director’s statement in accordance with § 87 Austrian Stock Exchange Act (BörseG)

We have read the Group management report and evaluated whether it does not contain any apparent inconsistencies with the condensed consolidated interim financial statements. Based on our evaluation, the Group management report does not contain any apparent inconsistencies with the condensed consolidated interim financial statements.

The interim financial information contains the statement by directors in accordance with § 87 par. 1 subpar. 3 Austrian Stock Exchange Act.

Heather J MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditor

37 Esplanade

St Helier

Jersey

JE4 8WQ

16 August 2012

Notes:

•

The maintenance and integrity of the Atrium European Real Estate Limited website is the responsibility of the directors, the work carried out by KPMG Channel Islands Limited does not involve consideration of these matters and, accordingly, KPMG Channel Islands Limited accept no responsibility for any changes that may have occurred to the condensed consolidated set of financial statements or review report since the 16 August 2012. KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 16 August 2012 which in any way extends this date.

•

Legislation in jersey governing the preparation and dissemination of condensed consolidated financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the condensed consolidated financial statements are complete and unaltered in any way.

Interim Financial Report 30 June 2012    21

Personal Notes

Directors, Executives and Professional Advisors

Directors:

Chaim Katzman

Rachel Lavine

Joseph Azrack

Noam Ben-Ozer

Peter Linneman

Simon Radford

Dipak Rastogi

Aharon Soffer

Thomas Wernink

Andrew Wignall

Executive Management:

Rachel Lavine	CEO
David Doyle	CFO
Nils-Christian Hakert	COO
Thomas Schoutens	CDO
Ewoud van Gellicum	GC

Administrator and Registrar:

Aztec Financial Services (Jersey) Limited

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Independent Auditors:

KPMG Channel Islands Limited

Chartered Accountants

37 Esplanade

St Helier

Jersey

JE4 8WQ

Media Relations Advisor:

FTI Consulting

Holborn Gate, 26 Southampton Buildings

London, WC2A 1 PB, UK

Registered office:

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Principal locations:

The Netherlands

Atrium European Management NV

World Trade Center, C tower, Strawinskylaan 941

1077 XX Amsterdam

Poland

Atrium Poland Real Estate Management Sp. z.o.o

Al. Jerozolimskie 148, PL-02–326

Warsaw

Czech Republic

Manhattan Real Estate Management s.r.o.

U Libeňského pivovaru 63/2, CZ-180-00

Prague

Russia

OOO Manhattan Real Estate Management

JAVAD Business Centre, The Triumph Palace

Chapaevskiy pereulok, building 3, RU-125057

Moscow

Hungary

Manhattan Real Estate Management Kft

Bécsi út 154, HU-1032

Budapest

Romania

Atrium Romania Real Estate Management SRL

Auchan Mall Office, Et.1, Office 2

560A Iuliu Maniu Boulevard

Bucharest

How to contact us:

Website: www.aere.com

Analysts & Investors: ir@aere.com

Media: atrium@fticonsulting.com

General enquiries: atrium@aere.com

Cover photo:

Palác Flóra shopping centre in Prague, the Czech Republic

Interim Financial Report 30 June 2012    23